November 8, 2021

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1090

Attention:	Christine Westbrook

Re:	Diversey Holdings, Ltd.

Registration Statement on Form S-1
Originally Filed November 8, 2021
CIK: 0001831617

Dear Ms. Westbrook:

Diversey Holdings, Ltd. (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-1, File No. 333-260875, as amended (the “Registration Statement”), to 4:00 p.m., Eastern time, on November 10, 2021 or as soon thereafter as practicable.

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Please contact Bradley Reed or Alexander M. Schwartz of Kirkland & Ellis LLP, counsel to the Company, at (312) 862-7351 or (312) 862-2578, respectively, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Philip Wieland
Philip Wieland
Chief Executive Officer